Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage Share Ownership as of July 31, 2005
Cathay Merchant Group Ltd.	Samoa	100%
Cathay Merchant Group (Shanghai) Wind Energy Co., Ltd. (1)	People’s Republic of China	100%
Cathay Merchant Group (Nevada), Inc.	Nevada	100%
AWP Aluminium Walzprodukte GmbH (1)	Germany	100%
MAW Mansfelder Aluminiumwerke GmbH (2)	Germany	100%
AFM Aluminiumfolie Merseburg GmbH (1)	Germany	100%

(1)	Wholly-owned by Cathay Merchant Group Ltd.

(2)	Wholly-owned by AWP Aluminium Walzprodukte GmbH